Exhibit 21.1
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
CDW LLC	Illinois
CDW Finance Corporation	Delaware
CDW Technologies LLC	Wisconsin
CDW Direct, LLC	Illinois
CDW Government LLC	Illinois
CDW Logistics, Inc.	Illinois
CDW Canada Corp.	Nova Scotia
CDW NA Limited	United Kingdom
CDW International Holdings Limited	United Kingdom
CDW Finance Bidco Limited	United Kingdom
CDW Finance Holdings Limited	United Kingdom
CDW Limited	United Kingdom
CDW Finance Topco Limited	Jersey